

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2021

Mark Locke
Chief Executive Officer
Galileo Newco Ltd
9th Floor, 10 Bloomsbury Way
London, WC1A 2SL

>   **Re: Galileo Newco Ltd**
>   **Amendment No. 1 to Registration Statement on Form F-4**
>   **Filed February 24, 2021**
>   **File No. 333-252179**

Dear Mr. Locke:

 We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 12, 2021 letter.

Amendment No. 1 to Form F-4 Filed February 24, 2021

General

1.   We note your response to comment 8, however the materials you provided do not appear to adequately support the statement in question; furthermore, we note that you have not revised your disclosure to disclose the metric by which this statement is measured. Accordingly, we re-issue comment 8.

 Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Era Anagnosti, Esq.